                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                            America West Airlines, Inc.
                              -------------------
                                (Name of Issuer)

                          Common Stock, $.25 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  023650104
                                --------------
                                (CUSIP Number)


                             Victor I. Lewkow, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                              One Liberty Plaza
                          New York, New York  10006
                               (212) 225-2000
             ----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 May 5, 1994
                                --------------
                       (Date of Event which Requires
                          Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[X].

                                 SCHEDULE 13D

CUSIP No.  023650104
          -------------

_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Partners, L.P.
     75-2473270
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |__|
                                                                     (b) | x|

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
_________________________________________________________________
              7   SOLE VOTING POWER

                  1,920,987.5
 NUMBER OF
          ____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         NONE
   EACH           ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH           1,920,987.5
                  ____________________________________________________________
              10  SHARED DISPOSITIVE POWER

                  NONE
______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,920,987.5
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.6%
________________________________________________________________
14   TYPE OF REPORTING PERSON

       PA
________________________________________________________________

                                 SCHEDULE 13D

CUSIP No.  023650104
          -------------

_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AmWest Partners, L.P.
     75-2529331
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |__|
                                                                     (b) | x|

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     NA  (see item 4)
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
_________________________________________________________________
              7   SOLE VOTING POWER

                  None
 NUMBER OF
          ____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         2,322,000
   EACH           ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH           None
                  ____________________________________________________________
              10  SHARED DISPOSITIVE POWER

                  2,322,000

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,322,000
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.2%
________________________________________________________________
14   TYPE OF REPORTING PERSON

       PA
________________________________________________________________

Item 1.  Security and Issuer.

     The security to which this statement relates is the Common Stock, $ 0.25 par value (the "Common Stock") of America West Airlines, Inc., a Delaware corporation (the "Company"). The principal offices of the Company are located at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034. The Company is currently operating as a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code.

Item 2.  Identity and Background.

     This Schedule 13D is filed by TPG Partners, L.P. ("TPG"), and AmWest Partners, L.P. ("AmWest"). TPG and AmWest are referred to collectively herein as the "Filing Parties". TPG and AmWest are making this single, joint filing because they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

     TPG is a Delaware limited partnership, whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. TPG is a limited partnership, formed in 1993 to invest in securities of entities to be selected by its general partner.

     Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning (i) the General Partner of TPG, (ii) the General Partner of the General Partner of TPG, and (iii) each person controlling such General Partner.

     The General Partner of TPG is TPG GenPar, L.P. ("TPG GenPar"), a Delaware limited partnership, whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. The principal business of TPG GenPar is to serve as the General Partner of TPG.

     The General Partner of TPG GenPar is TPG Advisors, Inc. ("TPG Advisors"), a Delaware corporation, whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. The principal business of TPG Advisors is to serve as the General Partner of TPG GenPar.

     The executive officers and directors of TPG Advisors are: David Bonderman (director and President), James Coulter (director and Vice President), William Price (director and Vice President) and James O'Brien (Vice President, Treasurer and Secretary), each of whom is a natural person. No other persons control TPG, TPG GenPar, or TPG Advisors.

     David Bonderman has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a director and President of TPG Advisors, which has its business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman is a citizen of the United States.

     James Coulter has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Coulter's principal occupation is as a director and Vice President of TPG Advisors, which has its business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Coulter is a citizen of the United States.

     William Price has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Price's principal occupation is as a director and Vice President of TPG Advisors, which has its business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Price is a citizen of the United States.

     James O'Brien has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. O'Brien's principal occupation is as a Vice President, Secretary, and Treasurer of TPG Advisors, which has its business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. O'Brien is a citizen of the United States.

     AmWest is a Texas limited partnership, whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. AmWest is a limited partnership, formed in March, 1994 to invest in the securities of the reorganized company ("New America West") upon the Company's emergence from bankruptcy.

     Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning (i) the General Partner of AmWest, and (ii) each person controlling such General Partner.

     The General Partner of AmWest is AmWest GenPar, Inc. (AmWest GenPar"), a Texas corporation, whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. The principal business of AmWest GenPar is to serve as the General Partner of AmWest.

     The executive officers and directors of AmWest GenPar are David Bonderman (director and President), James Coulter (director and Vice President), William Price (director and Vice President) and James O'Brien (Vice President, Treasurer and Secretary), each of whom is a natural person. Information as to each of these individuals is set forth above. No other persons control AmWest or AmWest GenPar.

     During the last five years, neither of the Filing Parties and to the best knowledge of the Filing Parties, none of the executive officers or directors of TPG Advisors or AmWest GenPar has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Filing Parties and to the best knowledge of the Filing Parties, none of such individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds required by TPG to purchase the Common Shares and the Preferred Shares (as such terms are defined in Item 5) from Transpacific Enterprises, Inc., a Washington corporation, and all of Transpacific's affiliates ("Transpacific") will be $7,283,976.80. TPG paid Transpacific $500,000 of this amount as a deposit upon execution of the Transpacific Letter Agreement (as defined in Item 6), which contemplates that the balance of the funds shall be paid to Transpacific at the Closing, which is currently expected to occur on or prior to May 31, 1994. All funds to be used by TPG to purchase the Common Shares and the Preferred Shares are to be obtained (and in the case of the deposit, have been obtained) from the working capital of TPG, by means of contributions to be made by the partners of TPG in response to non-discretionary calls made by TPG GenPar on the capital committed to TPG by such partners in connection with their subscription to TPG and no part of the purchase price for the Preferred Shares and Common Shares will consist of borrowed funds.

     No funds have been expended or are expected to be expended by AmWest in connection with its acquisition of what may be deemed to be shared beneficial ownership of the Common Stock owned by Lehman Brothers, Inc. ("Lehman Brothers") pursuant to the Subscription Agreement between AmWest and Lehman Brothers (the "Lehman Subscription Agreement"), as described in Item 6.

Item 4.  Purpose of Transaction.

     The purposes for the purchase of the Common Stock by TPG and AmWest's entrance into the Lehman Subscription Agreement described herein are for general investment purposes and potentially to facilitate the acquisition of a controlling interest in New America West in connection with the proposed reorganization of the Company into New America West, pursuant to the terms of the Third Revised Investment Agreement between AmWest and the Company (the "Investment Agreement").

     TPG intends to review continuously its equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, TPG may determine to increase or decrease its equity interest in the Company by acquiring additional shares of Common Stock, or by disposing of all or a portion of the Common Shares and the Preferred Shares.

     The following is a brief description of certain provisions of the Investment Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     On April 21, 1994, AmWest and the Company entered into the Investment Agreement, dated as of such date, pursuant to which AmWest has agreed, in connection with and as part of the proposed joint plan of reorganization of the Company (the "Plan") and subject to the satisfaction or waiver of certain conditions (including confirmation of the Plan by the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court")), to acquire certain voting securities, debt securities and warrants of New America West. Under the Investment Agreement, AmWest has the right to assign (in whole or in part) its rights to acquire such securities and warrants to other parties. If the transactions contemplated by the Investment Agreement are succcessfully completed, AmWest will own a controlling interest in the New America West.
The Investment Agreement also contemplates that the board of directors, charter and bylaws of New America West will be different from those of the Company.

     On April 21, 1994, the Company and AmWest entered into a Third Revised Interim Procedures Agreement (the "Procedures Agreement"). The following is a brief description of certain provisions of the Procedures Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     During the term of the Procedures Agreement, the Company has agreed not to intiate or solicit any offer or proposal providing for or in furtherance of any Prohibited Transaction, except under the circumstances expressly set forth in the Procedures Agreement, including the provision of notice and information to AmWest and the opportunity for AmWest to make a matching bid. Prohibited Transactions are defined in the Procedures Agreement, subject to certain express exceptions, as (a) transactions similar to the investment by AmWest contemplated by the Investement Agreeement, including the issuance and sale by the

Company of any of the securities contemplated thereby; (b) the designation of the proposal of a plan of any party other than AmWest as a Lead Plan Proposal;
(c) the execution of a contract with any other airline which would interfere with the operation of the Alliance Agreements between certain affiliates of AmWest and the Company which are contemplated by the Investment Agreement; (d) any merger or consolidation of the Company; (e) any issuance or sale of debt or equity securities by the Company, or (f) any sale, encumbrance, lease or other disposition of material assets of the Company or interest therein outside the ordinary and normal course of the Company's business.

     The Company, AmWest, the Official Equity Committee and the Official Creditors Committee are currently working to prepare the Plan and an accompanying disclosure statement, which the Company currently expects to be filed with the Bankruptcy Court by May 17, 1994. After the Plan and disclosure statement have been filed with the Bankruptcy Court, TPG intends to vote the Common Stock owned by it in favor of the Plan. It is anticipated that, upon consummation of the Plan, the Common Stock would be cancelled and would cease to be authorized to be quoted in the National Association of Securities Dealers Automated Quotation System and listed on the Pacific Stock Exchange and its registration would be terminated pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act").

     Except as set forth above and in Item 6 and the exhibits hereto, TPG and AmWest do not have any plans or proposals which would relate to or result in:

     (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) - (b) At the date hereof, TPG has the right to acquire pursuant to the Tranpacific Letter Agreement (as defined in Item 6), and when executed and delivered by TPG and Transpacific, the Transpacific Purchase Agreement (as defined in Item 6) and upon such acquisition will have the sole power to vote and dispose of, 1,884,438 shares (the "Common Shares") and 36,549.5 shares (the "Preferred Shares") of the Series C 9.75% preferred stock, $0.25 par value per share (the "Preferred Stock") of the Company. The Preferred Shares are convertible into shares of Common Stock on a share-for-share basis, subject to certain adjustments. Assuming conversion of all of the Preferred Shares of Common Stock, the Common Shares and the Preferred Shares represent approximately 7.6% of the 25,294,870 shares of Common Stock reported to be outstanding as of April 30, 1994 in the Company's Form 10-Q for the quarterly period ended March 31, 1994, the most recently available filing with the Commission by the Company. TPG does not have shared power to vote or shared power to dispose of any shares of Common Stock.

     As set forth in Item 6, TPG has certain understandings regarding the Preferred Shares with Belmont Capital Partners II, L.P., a Delaware limited partnership ("Belmont"), but TPG disclaims that it and Belmont comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Insofar as TPG and Belmont may be deemed to comprise a group, each may be deemed to beneficially own the shares of Common Stock owned by the other. Information concerning Belmont's ownership of shares of Common Stock is contained in a separate Schedule 13D being filed by Belmont.

     As set forth in Item 6, AmWest has entered into the Lehamn Subscription Agreement, and pursuant thereto has certain understandings regarding the Common Stock with Lehman Brothers. As a result, AmWest may be deemed to have shared power to vote or

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

shared power to dispose of 2,322,000 shares of Common Stock of the Company which are owned by Lehman Brothers, representing approximately 9.18% of the 25,294,870 shares of Common Stock reported to be outstanding as of April 30, 1994 in the Company's Form 10-Q for the quarterly period ended March 31, 1994. AmWest does not have sole power to vote or sole power to dispose of any shares of Common Stock, and AmWest disclaims that it and Lehman Brothers comprise a group within the meaning of Section 13(d)(3) of the Exchange Act.

     Insofar as TPG and AmWest may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, each may be deemed to beneficially own the shares beneficially owned by the other.

     To the knowledge of the Filing Parties, none of the individuals named in
Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Common Stock.

     (c) Except as stated herein, no transactions in shares of Common Stock were effected during the past 60 days by any Filing Party or to the best of their knowledge, any of the individuals identified in Item 2.

     (d) Pursuant to the terms of the Transpacific Letter Agreement (as defined below), TPG has agreed to pay to Transpacific the amount of any dividends that it may receive as the holder of the Preferred Shares payable in respect of the period commencing on the date when dividends were last paid on the Preferred Stock through May 3, 1994.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     On May 5, 1994, TPG and Transpacific entered into a letter agreement (the "Transpacific Letter Agreement"), dated as of May [6], 1994. The following is a brief description of the Letter Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     Pursuant to the Transpacific Letter Agreement, TPG has agreed, subject to the satisfaction or waiver of the conditions contained therein, to purchase the Common Shares from Transpacific at a price of $3.60 per share and the Preferred Shares at a price of $500,000. In addition, TPG has agreed to pay to Transpacific the amount of any dividends that it may receive as the holder of the Preferred Shares payable in respect

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

of the period commencing on the date when dividends were last paid on the Preferred Stock through May 3, 1994.

     Upon the execution of the Transpacific Letter Agreement, TPG paid to Transpacific the sum of $500,000 as a deposit to be applied against the aggregate purchase price to paid for the Common Shares and the Preferred Shares. TPG has agreed to pay Transapacific the balance of the purchase price at the Closing of the Transpacific Purchase Agreement (as defined below), which is expected to occur on or before May 31, 1994

     Pursuant to the Transpacific Letter Agreement, TPG has agreed to keep Transpacific apprised of any information that it receives from the Company regarding the status of the payment of any dividends on the Preferred Shares, and at its own expense, to prosecute in the Company's bankruptcy proceedings any claim for the payment of dividends with respect to the Preferred Shares.

     The Transpacific Letter Agreement also contains certain provisions pertaining to a claim which Transpacific currently estimates at $700,000, as to which a proof of claim was not submitted in the bankruptcy proceedings concerning the Company. TPG has agreed to discuss the quantification of this claim with the Company on Transpacific's behalf, and to use its best efforts to cause the claim to be treated as an allowed claim under the bankruptcy proceedings relating to the Company, notwithstanding the passage of any bar date for the submission or resolution of the claim.

     As contemplated by the Transpacific Letter Agreement, Transpacific and TPG are currently negotiating the terms of a definitive stock purchase agreement (the "Transpacific Purchase Agreement") which is to conform with the terms and provisions of the Transpacific Letter Agreement and shall contain such other terms and provisions (including representations and warranties, covenants and indemnification provisions) as are customarily contained in stock purchase agreements and as may be reasonably acceptable to the parties and their respective counsel. In the event that despite their best efforts, the parties are unable to agree upon a mutually acceptable purchase agreement by May 21, 1994, either Transpacific or TPG may terminate the Transpacific Letter Agreement. The $500,000 deposit made by TPG would be returned to it by Transpacific upon any such termination which was not the result of a breach by TPG of the Transpacific Letter Agreement or the Transpacific Purchase Agreement.

     On April 7, 1994, Belmont, Fidelity Copernicus Fund, L.P., and Belmont Fund, L.P. (collectively the "Fidelity Entities") entered into a Subscription Agreement with AmWest (the "Fidelity Subscription Agreement"). The following is a brief description of the Fidelity Subscription Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed

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

as an exhibit hereto and incorporated herein by reference. Pursuant to the Fidelity Subscription Agreement, the Fidelity Entities agreed, subject to the terms and conditions contained therein, to accept an assignment from AmWest of certain of its rights under the Investment Agreement, including the right to purchase certain voting securities, debt securities and warrants of New America West. In addition, the Fidelity Entities have agreed that, except with the consent of AmWest, neither they nor any of their affiliates shall, prior to the earlier of (i) the consummation of the Plan, or (ii) termination of the Investment Agreement, commit funds to, or otherwise become involved with any other entity which may attempt to acquire control of the Company.
     On May 5, 1994, Belmont entered into a separate letter agreement with Transpacific, the terms of which are substantially similar to terms of the Transpacific Letter Agreement, with the exception of the agreement regarding Transpacific's bankruptcy claim. Pursuant to such letter agreement, Belmont has agreed, subject to the satisfaction or waiver of the conditions contained therein, to purchase from Transpacific an aggregate of 1,884,438 shares of Common Stock and 36,549.5 shares of Preferred Stock, which together with the Common Shares and Preferred Shares purchased by TPG, represent all of the securities of the Company owned by Transpacific. The acquisition by Belmont of such shares of Common Stock and Preferred Stock is the subject of a separate Schedule 13-D being filed by Belmont.

     TPG and Belmont have agreed in principle that (i) TPG will reimburse Belmont for all expenses incurred by Belmont in connection with its prosecution in the Company's bankruptcy proceedings of any claim for the payment of dividends with respect to the Preferred Shares, and (ii) that such parties will cooperate in coordinating such prosecution. With the exception of this agreement in principle (to the extent that it may be deemed to be with respect to the Common Stock), there are no understandings, agreements, or arrangements among the Filing Parties, Belmont or the Fidelity Entities with respect to the Common Stock.

     On May 11, 1994, AmWest and Lehman Brothers entered into a Subscription Agreement (the "Lehman Subscription Agreement"), dated as of such date. The following is a brief description of certain provisions of the Subscription Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     Pursuant to the Lehman Subscription Agreement, Lehman Brothers has agreed to accept an assignment from AmWest of certain of its rights under the Investment Agreement and the Procedures Agreement, including the right to purchase certain securities of New America West. Unless AmWest directs it to do otherwise, Lehman Brothers has agreed to purchase all shares of Class B Common of New America West to which it is entitled pursuant to the Investment Agreement in respect of the 2,322,000 shares of Common Stock owned by it, and has agreed to sell, on the Effective Date, all such purchased shares to AmWest at the price paid therefor by Lehman Brothers. In addition, Lehman Brothers has agreed to purchase from the Company a percentage of the Class B Common Stock which AmWest may be required to purchase pursuant to the terms of the Investment Agreement.

     Lehman Brothers has also covenanted and agreed in the Lehman Subscription Agreement that for a specified period it will (i) support in all material respects AmWest's proposed investment in New America West, (ii) make all elections to acquire securities of New America West permitted to be made pursuant to the provisions of the Investment Agreement in respect of the 2,322,000 shares of Common Stock of the Company owned by it, (iii) not support any competing proposals to acquire all or any material interest in the business, stock or assets of New America West and (iv) not sell, assign, pledge or otherwise transfer any shares of the 2,322,000 shares of Common

Stock owned by it without the prior written consent of AmWest. With the exception of the agreements described herein, there are no understandings, agreements, or arrangements between AmWest and Lehman with respect to the Common Stock.

     In connection with the transactions described above, the Company's Board of Directors adopted certain resolutions excepting the Filing Parties and certain of their affiliates from the application of Section 203 of the Delaware General Corporation Law, and approving the beneficial ownership by the Filing Parties and certain other entities and their respective affiliates of the Common Stock pursuant to the terms of the Company's Amended and Restated Rights Agreement.


Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement

Exhibit 2 -- Investment Agreement

Exhibit 3 -- Procedures Agreement

Exhibit 4 -- Transpacific Letter Agreement

Exhibit 5 -- Fidelity Subscription Agreement

Exhibit 6 -- Lehman Subscription Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  May 16, 1994



                                TPG PARTNERS, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:  /s/ James O'Brien
                                Name:   James O'Brien
                                Title:   Vice President



                                AMWEST PARTNERS, L.P.

                                By:  AmWest GenPar, Inc.
                                     General Partner

                                By:  /s/ James O'Brien
                                Name:   James O'Brien
                                Title:   Vice President

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